Morgan Stanley Finance LLC Structured Investments

Free Writing Prospectus to Amendment No. 1 dated September 2, 2025 relating to Preliminary Pricing Supplement No. 10,117

Filed pursuant to Rule 433

Registration Statement Nos. 333-275587; 333-275587-01

August 27, 2025

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Class A Common Stock of Alphabet Inc. and the Common Stock of NVIDIA Corporation due September 14, 2028

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlying stocks	Alphabet Inc. class A common stock (the “GOOGL Stock”) and NVIDIA Corporation common stock (the “NVDA Stock”)
Pricing date*	September 10, 2025
Original issue date*	September 15, 2025
Face amount	$1,000 per security
Contingent coupon payments (with memory feature)

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price of the lowest performing underlying stock on the related calculation day is greater than or equal to its coupon threshold price. Each “contingent coupon payment”, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 4.

In addition, if the stock closing price of the lowest performing underlying stock on one or more calculation days is less than its coupon threshold price and, on a subsequent calculation day, the stock closing price of the lowest performing underlying stock is greater than or equal to its coupon threshold price, the securities will pay the contingent coupon payment due for the subsequent calculation day plus all previously unpaid contingent coupon payments (without interest accruing on amounts previously unpaid).

Contingent coupon rate	At least 15.25% per annum, to be determined on the pricing date
Automatic call

The securities are not subject to automatic call until approximately six months after the original issue date. Following this 6-month non-call period, if, on any calculation day (other than the final calculation day), beginning in March 2026, the stock closing price of each underlying stock is greater than or equal to its respective starting price, the securities will be automatically called for a cash payment per security equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments on the related call settlement date.

Calculation days

Quarterly, on the 10th of each March, June, September and December, commencing in December 2025 and ending on the final calculation day. We also refer to the September 2028 calculation day as the final calculation day.

Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Call settlement date	Three business days after the applicable calculation day.
Maturity payment amount (per security)

●if the ending price of each underlying stock is greater than or equal to its respective downside threshold price:

$1,000; or

●if the ending price of either underlying stock is less than its respective downside threshold price:

$1,000 × performance factor of the lowest performing underlying stock on the final calculation day

Maturity date*	September 14, 2028
Starting price	With respect to each underlying stock, the stock closing price on the pricing date
Ending price	With respect to each underlying stock, the stock closing price on the final calculation day
Lowest performing underlying stock	On any calculation day, the underlying stock with the lowest performance factor on that calculation day
Performance factor	With respect to each underlying stock, on any calculation day, the stock closing price on such calculation day divided by the starting price (expressed as a percentage)
Coupon threshold price	70% of the starting price for each underlying stock
Downside threshold price	70% of the starting price for each underlying stock
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61779DFV9
Tax considerations	See amended preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Hypothetical payout profile (excluding contingent coupon payments)

If the securities are not automatically called prior to the maturity date and the ending price of the lowest performing underlying stock is less than its downside threshold price, you will lose more than 30%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of either underlying stock, but you will have full downside exposure to the lowest performing underlying stock on the final calculation day if the ending price of that underlying stock is less than its downside threshold price.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $963.60, or within $45.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying amended preliminary pricing supplement, product supplement for principal at risk securities and prospectus before making a decision to invest in the securities.

Amended Preliminary Pricing Supplement:
https://www.sec.gov/Archives/edgar/data/895421/000183988225048030/ms10117_424b2-26812.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying amended preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying amended preliminary pricing supplement, product supplement for principal at risk securities and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●The securities do not provide for the regular payment of interest.

●The contingent coupon payment, if any, is based on the stock closing price of each underlying stock on only the related quarterly calculation day at the end of the related interest period.

●Investors will not participate in any appreciation in the price of either underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlying stocks.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock, with respect to both the contingent coupon payments, if any, and the maturity payment amount, if any.

●No affiliation with Alphabet Inc. or NVIDIA Corporation.

●We may engage in business with or involving Alphabet Inc. or NVIDIA Corporation without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

●Historical closing prices of the underlying stocks should not be taken as an indication of the future performance of the underlying stocks during the term of the securities.

For more information about the underlying stocks, including historical performance information, see the accompanying amended preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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